Kevin Trautner Partner

Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095

ktrautner@fulbright.com • Direct: 713 651 5412 • Main: 713 651 5151 • Facsimile: 713 651 5246

April 27, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Attn: Mr. Ethan Horowitz

Re:	Seahawk Drilling, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 1, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 9, 2010

File No. 001-34231

Ladies and Gentlemen:

I am writing to confirm my telephone conversation of April 26, 2011 with Ethan Horowitz of the Staff of the Securities and Exchange Commission regarding the Staff’s letter dated March 23, 2011 (the “Letter”). On behalf of Seahawk Drilling, Inc. (the “Company”), the Company intends to submit its responses to the Letter by May 6, 2011 instead of April 29, 2011.

Very truly yours,

/s/ P. Kevin Trautner

P. Kevin Trautner

PKT/pj

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